UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Waldencast plc (the “Company”) is furnishing this report on Form 6-K (this “Report”) to furnish restated unaudited three month interim condensed consolidated financial statements for Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), including consolidated balance sheets for the periods ended March 31, 2022 and December 31, 2021 and consolidated statements of operations and comprehensive loss, consolidated statements of shareholder’s equity and consolidated statements of cash flows for the three months ended March 21, 2022 and 2021, and associated notes.

On August 3, 2022, the Company filed a shell company report on Form 20-F, as amended (the “August 2022 20-F”) to report the closing of the business combination with Obagi and Milk Makeup LLC, a Delaware limited liability company. Because the Company was a shell company before the closing, the August 2022 20-F provided the “Form 10 Information” required by the Securities and Exchange Commission (the “SEC”) for general registration of a class of securities under the Securities Exchange Act of 1934. In accounting for the business combination, the Company was deemed to be the accounting acquirer, and Obagi was deemed to be the predecessor entity for purposes of financial reporting.

During the year ended December 31, 2023, management of the Company and the audit committee of the Company’s
Board of Directors (the “Board”), with the assistance of legal and accounting advisors, conducted an internal review of certain accounting issues related to the recognition of revenue in the periods prior to the closing date of the business combination (the “Predecessor Periods”), including issues related to the recognition of revenue from sales of Obagi products to Obagi’s Southeast Asia Distributor (the “SA Distributor”) in Vietnam, transactions with other Obagi distributors both within and outside the U.S., as well as certain other accounting items. As a result of the review, the Board, upon the recommendation of the audit committee, concluded that the financial statements for certain historical periods, including the Predecessor Periods, should no longer be relied upon. On that basis, the Company is furnishing a restated consolidated balance sheet as of March 31, 2022 and December 31, 2021 and consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the quarters ended March 31, 2022 and 2021 (collectively, the “Restated Obagi Financials”), which were part of Item 18. “Financial Statements” contained in the August 2022 20-F.

The Restated Obagi Financials, which are furnished as Exhibit 99.1 hereto, are being furnished solely to correct the “Form 10 Information” disclosed in the August 2022 20-F. This Report does not reflect events occurring after the August 2022 20-F date, and should be read in conjunction with the Company’s subsequent filings with the SEC.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2022 (restated) and December 31, 2021, and for the Three Months Ended March 31, 2022 (restated) and 2021 (restated)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: March 20, 2024	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer and Interim Chief Financial Officer

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